News

FOR IMMEDIATE RELEASE
Bank of Montreal to Redeem $500,000,000 4.00% Debentures, Series C MTN First Tranche, due 2015
TORONTO, December 15, 2009 — Bank of Montreal announced today that it will redeem all of its outstanding 4.00% Debentures, Series C MTN First Tranche, due 2015, on January 21, 2010.
The Debentures are redeemable at Bank of Montreal’s option from January 21, 2010, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the Debentures will cease to accrue from and after the redemption date.
The redemption of the Debentures will be financed out of the general corporate funds of Bank of Montreal.

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